Exhibit 99.3

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the first quarter ended

March 31, 2025

TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

(in thousands of U.S. dollars)		As at	As at
	Note	March 31, 2025	December 31, 2024*
Assets
Cash and cash equivalents		16,433	-
Trade and other receivables		956,510	927,654
Inventoried supplies		17,187	17,962
Current taxes recoverable		14,561	11,996
Prepaid expenses		72,556	65,810
Assets held for sale		3,368	13,627
Current assets		1,080,615	1,037,049

Property and equipment	7	2,832,009	2,891,087
Right-of-use assets	8	516,911	536,748
Intangible assets	9	2,634,214	2,642,933
Investments	10	23,962	22,097
Other assets		21,329	22,188
Deferred tax assets		7,915	13,724
Non-current assets		6,036,340	6,128,777
Total assets		7,116,955	7,165,826

Liabilities
Bank indebtedness		-	6,777
Trade and other payables		677,131	639,190
Current taxes payable		17,456	11,995
Provisions	14	97,822	99,540
Other financial liabilities		12,604	15,220
Long-term debt	11	90,623	93,453
Lease liabilities	12	149,841	152,449
Current liabilities		1,045,477	1,018,624

Long-term debt	11	2,309,270	2,309,428
Lease liabilities	12	405,162	421,213
Employee benefits		67,575	70,456
Provisions	14	161,790	159,936
Other financial liabilities		1,488	4,466
Deferred tax liabilities		494,933	508,428
Non-current liabilities		3,440,218	3,473,927
Total liabilities		4,485,695	4,492,551

Equity
Share capital	15	1,142,125	1,135,500
Contributed surplus	15, 17	21,272	30,971
Accumulated other comprehensive loss		(324,330)	(331,903)
Retained earnings		1,792,193	1,838,707
Total equity		2,631,260	2,673,275

Contingencies, letters of credit and other commitments	21
Subsequent events	22
Total liabilities and equity		7,116,955	7,165,826

* Recast for adjustments to provisional amounts of Daseke prior year’s business combination (see note 5b))

The notes on pages 6 to 21 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

(In thousands of U.S. dollars, except per share amounts)		Three months	Three months
		ended	ended
	Note	March 31, 2025	March 31, 2024

Revenue		1,714,493	1,611,501
Fuel surcharge		249,894	259,314
Total revenue		1,964,387	1,870,815

Materials and services expenses	18	989,000	938,808
Personnel expenses		607,445	562,580
Other operating expenses		112,310	104,858
Depreciation of property and equipment	7	87,891	64,491
Depreciation of right-of-use assets	8	41,927	35,302
Amortization of intangible assets	9	21,475	17,216
Gain on sale of rolling stock and equipment		(3,257)	(3,811)
(Gain) loss on derecognition of right-of-use assets		(73)	30
Gain, net of impairment, on sale of assets
held for sale		(6,974)	(215)
Total operating expenses		1,849,744	1,719,259

Operating income		114,643	151,556

Finance (income) costs
Finance income	19	(228)	(5,152)
Finance costs	19	40,537	32,481
Net finance costs		40,309	27,329

Income before income tax		74,334	124,227
Income tax expense	20	18,302	31,380

Net income		56,032	92,847

Earnings per share
Basic earnings per share	16	0.67	1.10
Diluted earnings per share	16	0.66	1.09

The notes on pages 6 to 21 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED)

(In thousands of U.S. dollars)	Three months	Three months
	ended	ended
	March 31, 2025	March 31, 2024

Net income	56,032	92,847

Other comprehensive income (loss)
Items that may be reclassified to income or loss in future periods:
Foreign currency translation differences	(838)	603
Net investment hedge, net of tax	11,021	(36,086)
Items directly reclassified to retained earnings:
Unrealized loss on investments in equity securities
measured at fair value through OCI, net of tax	(2,610)	(7,516)
Other comprehensive income (loss), net of tax	7,573	(42,999)

Total comprehensive income	63,605	49,848

The notes on pages 6 to 21 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
PERIODS ended MARCH 31, 2025 and 2024 (UNAUDITED)

(In thousands of U.S. dollars)				Accumulated	Accumulated
				foreign	unrealized		Total
				currency	gain (loss)		equity
				translation	on invest-		attributable
				differences	ments in		to owners
		Share	Contributed	& net invest-	equity	Retained	of the
	Note	capital	surplus	ment hedge	securities	earnings	Company

Balance as at December 31, 2024		1,135,500	30,971	(330,710)	(1,193)	1,838,707	2,673,275

Net income		-	-	-	-	56,032	56,032
Other comprehensive loss, net of tax		-	-	10,183	(2,610)	-	7,573
Total comprehensive income (loss)		-	-	10,183	(2,610)	56,032	63,605

Share-based payment transactions, net of tax	17	-	2,789	-	-	-	2,789
Stock options exercised, net of tax	15, 17	2,888	(458)	-	-	-	2,430
Dividends to owners of the Company	15	-	-	-	-	(37,505)	(37,505)
Repurchase of own shares	15	(5,593)	-	-	-	(50,579)	(56,172)
Net settlement of restricted share units
and performance share units, net of tax	15, 17	9,330	(12,030)	-	-	(14,462)	(17,162)
Total transactions with owners, recorded directly in equity		6,625	(9,699)	-	-	(102,546)	(105,620)

Balance as at March 31, 2025		1,142,125	21,272	(320,527)	(3,803)	1,792,193	2,631,260

Balance as at December 31, 2023		1,107,290	37,684	(200,296)	(243)	1,646,975	2,591,410

Net income		-	-	-	-	92,847	92,847
Other comprehensive income, net of tax		-	-	(35,483)	(7,516)	-	(42,999)
Realized loss on equity securities, net of tax		-	-	-	8,231	(8,231)	-
Total comprehensive (loss) income		-	-	(35,483)	715	84,616	49,848

Share-based payment transactions, net of tax	17	-	5,030	-	-	-	5,030
Stock options exercised, net of tax	15, 17	3,413	(712)	-	-	-	2,701
Dividends to owners of the Company	15	-	-	-	-	(33,823)	(33,823)
Net settlement of restricted share units
and performance share units, net of tax	15, 17	16,852	(15,407)	-	-	(29,167)	(27,722)
Total transactions with owners, recorded directly in equity		20,265	(11,089)	-	-	(62,990)	(53,814)

Balance as at March 31, 2024		1,127,555	26,595	(235,779)	472	1,668,601	2,587,444

The notes on pages 6 to 21 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNDAUDITED)

(In thousands of U.S. dollars)		Three months	Three months
		ended	ended
	Note	March 31, 2025	March 31, 2024

Cash flows from operating activities
Net income		56,032	92,847
Adjustments for:
Depreciation of property and equipment	7	87,891	64,491
Depreciation of right-of-use assets	8	41,927	35,302
Amortization of intangible assets	9	21,475	17,216
Share-based payment transactions	17	3,145	2,788
Net finance costs	19	40,309	27,329
Income tax expense	20	18,302	31,380
Gain on sale of property and equipment		(3,257)	(3,811)
(Gain) loss on derecognition of right-of-use assets		(73)	30
Gain, net of impairment, on sale of assets held for sale		(6,974)	(215)
Employee benefits		(3,394)	10,649
Provisions, net of payments		27	3,095
Net change in non-cash operating working capital	6	2,066	(34,994)
Interest paid		(39,101)	(25,899)
Income tax paid		(24,817)	(19,519)
Net cash from operating activities		193,558	200,689

Cash flows used in investing activities
Purchases of property and equipment	7	(34,511)	(77,539)
Proceeds from sale of property and equipment		15,787	12,770
Proceeds from sale of assets held for sale		16,894	1,243
Purchases of intangible assets	9	(6,199)	(462)
Business combinations, net of cash acquired		2,247	(108,961)
Purchases of investments		(4,755)	-
Proceeds from sale of investments		-	19,068
Others		861	902
Net cash used in investing activities		(9,676)	(152,979)

Cash flows (used in) from financing activities
Net decrease in bank indebtedness		(6,777)	-
Proceeds from long-term debt	11	-	500,000
Repayment of long-term debt	11	(48,592)	(8,197)
Net increase in revolving facilities	11	43,230	115,934
Repayment of lease liabilities	12	(40,870)	(34,576)
Decrease of other financial liabilities		(5,646)	(2,850)
Dividends paid		(38,190)	(33,632)
Repurchase of own shares	15	(56,172)	-
Proceeds from exercise of stock options	15	2,430	2,701
Share repurchase for settlement of restricted share
units and performance share units		(16,774)	(27,722)
Net cash (used in) from financing activities		(167,361)	511,658

Net change in cash and cash equivalents		16,521	559,368
Cash and cash equivalents, beginning of period		-	335,556
Effect of movements in exchange rates on
cash and cash equivalents		(88)	7,448
Cash and cash equivalents, end of period		16,433	902,372

The notes on pages 6 to 21 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2025 AND 2024 - (UNAUDITED)

1.
Reporting entity

TFI International Inc. (the “Company”) is incorporated under the Canada Business Corporations Act, and is a company domiciled in Canada. The address of the Company’s registered office is 8801 Trans-Canada Highway, Suite 500, Montreal, Quebec, H4S 1Z6.

The condensed consolidated interim financial statements of the Company as at and for the three months ended March 31, 2025 and 2024 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”).

The Group is involved in the provision of transportation and logistics services across the United States, Canada and Mexico.

2.
Basis of preparation
a)
Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Group.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on April 23, 2025.

b)
Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•
investment in equity securities, derivative financial instruments and contingent considerations are measured at fair value;
•
liabilities for cash-settled share-based payment arrangements are measured at fair value in accordance with IFRS 2;
•
the defined benefit pension plan liability is recognized as the net total of the present value of the defined benefit obligation less the fair value of the plan assets; and
•
assets and liabilities acquired in business combinations are measured at fair value at acquisition date.

These condensed consolidated interim financial statements are expressed in U.S. dollars, except where otherwise indicated.

c)
Seasonality of interim operations

The activities conducted by the Group are subject to general demand for freight transportation. Historically, demand has been relatively stable with the first quarter being generally the weakest in terms of demand. Furthermore, during the harsh winter months, fuel consumption and maintenance costs tend to rise. Consequently, the results of operations for the interim period are not necessarily indicative of the results of operations for the full year.

d)
Functional and presentation currency

The Company’s condensed consolidated interim financial statements are presented in U.S. dollars (“U.S. dollars” or “USD”).

The Company’s functional currency is the Canadian dollar (“CAD” or “CDN$”). Translation gains and losses from the application of the U.S. dollar as the presentation currency while the Canadian dollar is the functional currency are included as part of the accumulated foreign currency translation differences and net investment hedge.

All financial information presented in U.S. dollars has been rounded to the nearest thousand.

d)
Use of estimates and judgments

The preparation of the accompanying financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events. These estimates and the underlying assumptions affect the reported amounts of assets and liabilities, the disclosures about contingent assets and liabilities, and the reported amounts of revenues and expenses. Such estimates include the valuation of goodwill and intangible assets, the measurement of identified assets and liabilities acquired in business combinations, income tax provisions, defined benefit obligation and the self-insurance and other provisions and contingencies. These estimates and assumptions are based on management’s best estimates and judgments.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2025 AND 2024 - (UNAUDITED)

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from these estimates. Changes in those estimates and assumptions resulting from changes in the economic environment will be reflected in the financial statements of future periods.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those applied and described in the Group’s 2024 annual consolidated financial statements.

3.
Material accounting policies

The accounting policies described in the Group’s 2024 annual consolidated financial statements have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated in note 3. The accounting policies have been applied consistently by Group entities.

New standards and interpretations not yet adopted

The following new standards are not yet effective, and have not been applied in preparing these condensed consolidated interim financial statements:

Presentation and Disclosure in Financial Statements – IFRS 18

On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted.

The new Accounting Standard introduces significant changes to the structure of a company’s income statement, more discipline and transparency in presentation of management's own performance measures (commonly referred to as 'non-GAAP measures,') and less aggregation of items into large, single numbers. The main impacts of the new Accounting Standard include:

•
introducing a newly defined ‘operating profit’ subtotal and a requirement for all income and expenses to be allocated between three new distinct categories based on a company’s main business activities (i.e. operating, investing and financing);
•
requiring disclosure about management performance measures (MPMs); and
•
adding new principles for aggregation and disaggregation of information

The extent of the impact of adoption of the amendments has not yet been determined.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2025 AND 2024 - (UNAUDITED)

4.
Segment reporting

The Group operates within the transportation and logistics industry in the United States, Canada and Mexico in different reportable segments, as described below. The reportable segments are managed independently as they require different technology and capital resources. For each of the operating segments, the Group’s CEO reviews internal management reports.

In the second quarter of fiscal 2024, it was determined that Package and Courier operating segment should be aggregated with the Canadian Less-Than-Truckload and U.S. Less-Than-Truckload operating segments, forming the Less-Than-Truckload reportable segment. Comparative information has been recast to be consistent with current reportable segments.

The following summary describes the operations in each of the Group’s reportable segments:

Less-Than-Truckload (a):	Pickup, consolidation, transport and delivery of smaller loads.
Truckload (b):

Full loads carried directly from the customer to the destination using a closed van or specialized equipment to meet customers’ specific needs. Includes expedited transportation, flatbed, tank, container and dedicated services.

Logistics:	Asset-light logistics services, including brokerage, freight forwarding and transportation management, as well as small package parcel delivery.

(a)
The Less-Than-Truckload reporting segment represents the aggregation of the Canadian Less-Than-Truckload, U.S. Less-Than-Truckload and Package and Courier operating segments. The aggregation of the segment was analyzed using management’s judgment in accordance with IFRS 8. The operating segments were determined to be similar, amongst others, with respect to the nature of services offered and the methods used to distribute their services. Additionally, they have similar economic characteristics with respect to long-term expected gross margin, levels of capital invested and market place trends.

(b)
The Truckload reporting segment represents the aggregation of the Canadian Conventional Truckload and Specialized Truckload operating segments. The aggregation of the segment was analyzed using management’s judgment in accordance with IFRS 8. The operating segments were determined to be similar, amongst others, with respect to the nature of services offered and the methods used to distribute their services. Additionally, they have similar economic characteristics with respect to long-term expected gross margin, levels of capital invested and market place trends.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment operating income or loss. This measure is included in the internal management reports that are reviewed by the Group’s CEO and refers to “Operating income” in the consolidated statements of income. Segment operating income or loss is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2025 AND 2024 - (UNAUDITED)

	Less-
	Than-
	Truckload(2)	Truckload	Logistics	Corporate	Eliminations(2)	Total
Three months ended March 31, 2025
Revenue(1)	678,950	662,855	384,948	-	(12,260)	1,714,493
Fuel surcharge(1)	136,794	94,913	20,737	-	(2,550)	249,894
Total revenue(1)	815,744	757,768	405,685	-	(14,810)	1,964,387
Operating income (loss)	47,123	48,778	31,233	(12,491)	-	114,643
Selected items:
Materials and services expenses	338,759	404,848	272,314	(12,111)	(14,810)	989,000
Personnel expenses	323,540	202,203	61,355	20,347	-	607,445
Other operating expenses	55,555	28,056	24,968	3,731	-	112,310
Depreciation and
amortization	50,596	84,371	15,802	524	-	151,293
Gain (loss), net of
impairment on sale of
assets held for sale	(47)	7,021	-	-	-	6,974
Intangible assets	401,152	1,502,828	727,812	2,422	-	2,634,214
Total assets	2,588,436	3,365,271	1,084,020	79,228	-	7,116,955
Total liabilities	781,602	821,229	334,249	2,548,733	(118)	4,485,695
Additions to property
and equipment	11,121	22,840	68	-	-	34,029

Three months ended March 31, 2024(2)
Revenue(1)	783,520	397,732	441,905	-	(11,656)	1,611,501
Fuel surcharge(1)	163,245	71,863	26,704	-	(2,498)	259,314
Total revenue(1)	946,765	469,595	468,609	-	(14,154)	1,870,815
Operating income (loss)	85,030	41,464	40,182	(15,120)	-	151,556
Selected items:
Materials and services expenses	402,691	238,367	316,672	(4,768)	(14,154)	938,808
Personnel expenses	347,260	128,692	71,176	15,452	-	562,580
Other operating expenses	60,189	15,064	25,361	4,244	-	104,858
Depreciation and
amortization	52,604	48,946	15,267	192	-	117,009
Gain, net of
impairment on sale of
assets held for sale	213	(34)	36	-	-	215
Intangible assets	428,823	882,191	764,566	64	-	2,075,644
Total assets	2,779,647	2,029,418	1,115,933	975,874	-	6,900,872
Total liabilities	863,045	472,866	321,933	2,655,709	(125)	4,313,428
Additions to property
and equipment	54,886	21,772	728	153	-	77,539

(1) Includes intersegment revenue and intersegment fuel surcharge, which are eliminated in the consolidated results and are not disclosed by reportable segment due to the non-material amounts.

(2) Recast for changes in aggregation. Specifically, “Package and Courier” was presented separately in previous years is now aggregated within “Less-Than-Truckload”. The remaining amounts remain the same, except for resultant changes to the Eliminations.

│9

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2025 AND 2024 - (UNAUDITED)

Geographical information

Revenue is attributed to geographical locations based on the origin of service’s location.

	Less-
	Than-
	Truckload(1)	Truckload	Logistics	Eliminations(1)	Total
Three months ended March 31, 2025
Canada	264,780	283,218	60,240	(7,995)	600,243
United States	550,964	474,550	345,445	(6,815)	1,364,144
Total	815,744	757,768	405,685	(14,810)	1,964,387

Three months ended March 31, 2024(1)
Canada	277,189	274,500	62,295	(8,176)	605,808
United States	669,576	195,095	406,314	(5,978)	1,265,007
Total	946,765	469,595	468,609	(14,154)	1,870,815

(1) Recast for changes in aggregation. Specifically, “Package and Courier” was presented separately in previous years is now aggregated within “Less-Than-Truckload”. The remaining amounts remain the same, except for resultant changes to the Eliminations.

Segment assets are based on the geographical location of the assets.

	As at	As at
	March 31, 2025	December 31, 2024*
Property and equipment, right-of-use assets and intangible assets
Canada	2,195,750	2,213,562
United States	3,787,384	3,857,206
	5,983,134	6,070,768

* Recast for adjustments to provisional amounts of Daseke prior year’s business combination (see note 5b))

5.
Business combinations
a)
Business combinations

The Group acquired no businesses during 2025.

b)
Adjustment to the provisional amounts of the prior year's for Daseke business combination

The 2024 annual consolidated financial statements included details of the Group’s business combinations and set out provisional fair values relating to the consideration and net assets of Daseke. This acquisition was accounted for under the provisions of IFRS 3.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2025 AND 2024 - (UNAUDITED)

As required by IFRS 3, the provisional fair values have been reassessed in the first quarter in light of information which existed at the acquisition date and was obtained during the measurement period following the acquisition. Consequently, the fair value of certain assets acquired, and liabilities assumed of Daseke have been adjusted retrospective to the date of acquisition as follows:

	Dec. 31 2024	Q1-2025
	Provisional	Measurement	Reassessed
	fair value	period adjustments	fair value
Cash and cash equivalents	46,242	-	46,242
Trade and other receivables	173,389	-	173,389
Inventoried supplies and prepaid expenses	20,997	-	20,997
Property and equipment	523,892	-	523,892
Right-of-use assets	107,676	-	107,676
Intangible assets	202,290	-	202,290
Other assets	3,093	-	3,093
Trade and other payables	(102,133)	-	(102,133)
Income tax receivable	8,669	(3,006)	5,663
Employee benefits	(194)	-	(194)
Provisions	(57,923)	(29,793)	(87,716)
Other non-current liabilities	(213)	-	(213)
Long-term debt	(314,670)	-	(314,670)
Lease liabilities	(107,676)	-	(107,676)
Deferred tax liabilities	(125,796)	12,817	(112,979)
Total identifiable net assets	377,643	(19,982)	357,661
Total consideration transferred	816,958	-	816,958
Goodwill	439,315	19,982	459,297
Cash	816,958	-	816,958
Contingent consideration	-	-	-
Total consideration transferred	816,958	-	816,958

c)
Contingent consideration

The contingent consideration balance at March 31, 2025 is $3.6 million (December 31, 2024 - $7.8 million) and is presented in other financial liabilities on the consolidated statements of financial position.

d)
Adjustment to the provisional amounts of prior year’s non-material business combinations

The 2024 annual consolidated financial statements included details of the Group’s business combinations and set out provisional fair values relating to the consideration paid and net assets acquired of various non-material acquisitions. These acquisitions were accounted for under the provisions of IFRS 3.

As required by IFRS 3, the provisional fair values have been reassessed in light of information which existed at the acquisition date and was obtained during the measurement period following the acquisitions. Consequently, the fair value of certain assets acquired, and liabilities assumed of the non-material acquisitions in fiscal 2024 have been adjusted and finalized in 2025. No material adjustments were required to the provisional fair values for these prior year's business combinations.

6.
Additional cash flow information

Net change in non-cash operating working capital

	Three months	Three months
	ended	ended
	March 31, 2025	March 31, 2024
Trade and other receivables	(29,644)	(20,229)
Inventoried supplies	817	747
Prepaid expenses	(7,563)	(4,723)
Trade and other payables	38,456	(10,789)
	2,066	(34,994)

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2025 AND 2024 - (UNAUDITED)

7.
Property and equipment

		Land and	Rolling
	Note	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2024		1,492,078	2,243,864	196,508	3,932,450
Additions through business combinations		-	1,168	-	1,168
Other additions		6,809	23,520	3,700	34,029
Disposals		(863)	(37,688)	(1,891)	(40,442)
Reclassification from assets held for sale		-	3,509	-	3,509
Effect of movements in exchange rates		3,218	5,556	1,083	9,857
Balance at March 31, 2025		1,501,242	2,239,929	199,400	3,940,571

Accumulated Depreciation
Balance at December 31, 2024		116,762	807,089	117,512	1,041,363
Depreciation		6,423	77,212	4,256	87,891
Disposals		(863)	(25,263)	(1,786)	(27,912)
Reclassification from assets held for sale		-	3,167	-	3,167
Effect of movements in exchange rates		468	2,826	759	4,053
Balance at March 31, 2025		122,790	865,031	120,741	1,108,562

Net carrying amounts
At December 31, 2024		1,375,316	1,436,775	78,996	2,891,087
At March 31, 2025		1,378,452	1,374,898	78,659	2,832,009

As at March 31, 2025, there are no amounts included in trade and other payables for the purchases of property and equipment (December 31, 2024 – $0.5 million).

8.
Right-of-use assets

		Land and	Rolling
	Note	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2024		700,985	331,892	5,469	1,038,346
Other additions		6,343	19,156	426	25,925
Derecognition*		(9,349)	(16,114)	(2,262)	(27,725)
Effect of movements in exchange rates		2,980	1,627	8	4,615
Balance at March 31, 2025		700,959	336,561	3,641	1,041,161

Depreciation
Balance at December 31, 2024		361,161	137,667	2,770	501,598
Depreciation		21,774	20,002	151	41,927
Derecognition*		(8,614)	(12,073)	(1,003)	(21,690)
Effect of movements in exchange rates		1,773	635	7	2,415
Balance at March 31, 2025		376,094	146,231	1,925	524,250

Net carrying amounts
At December 31, 2024		339,824	194,225	2,699	536,748
At March 31, 2025		324,865	190,330	1,716	516,911

* Derecognized right-of-use assets include negotiated asset purchases and extinguishments resulting from accidents as well as fully amortized or end of term right-of-use assets.

│12

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2025 AND 2024 - (UNAUDITED)

9.
Intangible assets

		Other intangible assets
				Non-
		Customer	Trademarks	compete	Information
Note	Goodwill	relationships	and other	agreements	technology	Total
Cost
Balance at December 31, 2024*	2,016,791	885,556	152,386	24,255	41,539	3,120,527
Additions through business combinations	(738)	-	-	-	-	(738)
Other additions	-	-	-	2,173	4,026	6,199
Extinguishments	-	-	-	-	(6,890)	(6,890)
Effect of movements in
exchange rates	6,397	2,047	187	107	107	8,845
Balance at March 31, 2025	2,022,450	887,603	152,573	26,535	38,782	3,127,943

Amortization and impairment losses
Balance at December 31, 2024	75,201	336,134	28,164	13,648	24,447	477,594
Amortization	-	15,631	2,376	993	2,475	21,475
Extinguishments	-	-	-	-	(6,890)	(6,890)
Effect of movements in
exchange rates	287	1,028	70	52	113	1,550
Balance at March 31, 2025	75,488	352,793	30,610	14,693	20,145	493,729

Net carrying amounts
At December 31, 2024*	1,941,590	549,422	124,222	10,607	17,092	2,642,933
At March 31, 2025	1,946,962	534,810	121,963	11,842	18,637	2,634,214

* Recast for adjustments to provisional amounts of Daseke prior year’s business combination (see note 5b))

10.
Investments

	As at	As at
	March 31, 2025	December 31, 2024
Level 1 investments	6,443	4,669
Level 2 investments	4,276	4,276
Level 3 investments	13,243	13,152
	23,962	22,097

The Group elected to designate all of its investments at fair value through OCI.

During the three months ended March 31, 2024, the Group sold Level 1 investments for proceeds of $19.1 million resulting in a realized loss, net of tax, of $7.2 million on equity securities transferred from OCI to retained earnings.

11.
Long-term debt

	As at	As at
	March 31, 2025	December 31, 2024
Non-current liabilities
Unsecured revolving facilities	320,341	275,054
Unsecured term loan	174,682	199,609
Unsecured senior notes	1,652,802	1,652,742
Conditional sales contracts	157,567	178,052
Other long-term debt	3,878	3,971
	2,309,270	2,309,428

Current liabilities
Current portion of conditional sales contracts	90,255	93,087
Current portion of other long-term debt	368	366
	90,623	93,453

│13

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2025 AND 2024 - (UNAUDITED)

The table below summarizes changes to the long-term debt:

		Three months ended	Three months ended
	Note	March 31, 2025	March 31, 2024
Balance at beginning of period		2,402,881	1,884,182
Proceeds from long-term debt		-	500,000
Repayment of long-term debt		(48,592)	(8,197)
Net increase in revolving facilities		43,230	115,934
Amortization of deferred financing fees		402	360
Effect of movements in exchange rates		13,334	(41,004)
Effect of movements in exchange rates - debt
designated as net investment hedge		(11,362)	36,086
Balance at end of period		2,399,893	2,487,361

On March 22, 2024, the Group amended its revolving credit facility, including the addition of a $500.0 million term loan and an extension. Under the new amendment, the revolving credit facility was extended to March 22, 2027. The new agreement also provides the Company with a non-revolving term loan for $500.0 million maturing in 1 to 3 years, $100.0 million each in year one and year two and $300.0 million in year three. Based on certain ratios, the interest rate on the term loan is the sum of SOFR, plus an applicable margin, which can vary between 128 basis points and 190 basis points. The applicable margin on the credit facility was 1.65% at December 31, 2024. Deferred financing fees of $1.3 million were recognized on the increase. The amendment also included the adoption of the Canadian Interest Rate Benchmark Reform, resulting in the replacement of the banker’s acceptance rate in Canada with the Canadian Overnight Repo Rate Average (CORRA), a measure of the cost of overnight general collateral funding in Canadian Dollars using Government of Canada treasury bills and bonds as collateral for repurchase transactions. The change did not have a material impact on the Group’s financial statements.

The Group’s revolving facilities have a total size of $918.0 million (December 31, 2024 - $904.9 million) and an additional 176.2 million of credit availability (CAD $245 million and USD $5 million) (December 31, 2024 - $175.0 million). The additional credit is available under certain conditions under the Group’s syndicated revolving credit agreement.

The debt issuances described above are subject to certain covenants regarding the maintenance of financial ratios. These are the same covenants as previously required by the Company’s syndicated revolving credit agreement as described in note 25(f) of the 2024 annual audited consolidated financial statements.

12.
Lease liabilities

	As at	As at
	March 31, 2025	December 31, 2024
Current portion of lease liabilities	149,841	152,449
Long-term portion of lease liabilities	405,162	421,213
	555,003	573,662

The table below summarizes changes to the lease liabilities:

		Three months ended	Three months ended
	Note	March 31, 2025	March 31, 2024
Balance at beginning of period		573,662	460,158
Business combinations		-	9,161
Additions		25,925	31,374
Derecognition*		(6,108)	(1,411)
Repayment		(40,870)	(34,576)
Effect of movements in exchange rates		2,394	(7,562)
Balance at end of period		555,003	457,144

* Derecognized lease liabilities include negotiated asset purchases and extinguishments resulting from accidents.

│14

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2025 AND 2024 - (UNAUDITED)

Extension options

Some real estate leases contain extension options exercisable by the Group. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The Group assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there are significant events or significant changes in circumstances within its control.

The lease liabilities include future lease payments of $7.4 million (December 31, 2024 – $7.3 million) related to extension options that the Group is reasonably certain to exercise.

The Group has estimated that the potential future lease payments, should it exercise the remaining extension options, would result in an increase in lease liabilities of $462.0 million (December 31, 2024 - $441.2 million).

The Group does not have a significant exposure to termination options and penalties.

Contractual cash flows

The total contractual cash flow maturities of the Group’s lease liabilities are as follows:

As at
March 31, 2025
Less than 1 year	172,923
Between 1 and 5 years	345,923
More than 5 years	114,885
633,731

13.
Employee benefits

The Group has various benefit plans, mainly TForce Freight pension plans and TFI International pension plans, under which participants are entitled to benefits once participation requirements are satisfied. Additional information relating to the retirement benefit plans is provided in Note 15 - Employee benefits of the Group’s 2024 annual consolidated financial statements. Net periodic benefit cost and pension contributions are as follows for the TForce Freight pension plans:

	Three months	Three months
	ended	ended
	March 31, 2025	March 31, 2024
Current service cost	12,765	15,537
Net interest cost	244	394
Net periodic cost	13,009	15,931

Pension contributions	13,790	5,000

The pension plan is funded in line with the statutory funding requirements of the Employee Retirement Income Security Act.

14.
Provisions

	Self-insurance	Other	Total
As at March 31, 2025
Current provisions	82,752	15,070	97,822
Non-current provisions	144,997	16,793	161,790
	227,749	31,863	259,612

As at December 31, 2024*
Current provisions	83,862	15,678	99,540
Non-current provisions	142,277	17,659	159,936
	226,139	33,337	259,476

* Recast for adjustments to provisional amounts of Daseke prior year’s business combination (see note 5b))

Self-insurance provisions represent the uninsured portion of outstanding claims at period-end. The current portion reflects the amount expected to be paid in the following year. Other provisions include mainly litigation provisions of $16.7 million (December 31, 2024 - $17.7 million) and environmental remediation liabilities of $3.6 million (December 31, 2024 - $3.5 million). Litigation provisions contain various

│15

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2025 AND 2024 - (UNAUDITED)

pending claims for which management used judgement and assumptions about future events. The outcomes will depend on future claim developments.

15.
Share capital and other components of equity

The following table summarizes the number of common shares issued:

(in number of shares)		Three months	Three months
		ended	ended
	Note	March 31, 2025	March 31, 2024
Balance, beginning of period		84,408,437	84,441,733
Repurchase and cancellation of own shares		(524,795)	-
Stock options exercised	17	88,115	113,477
Balance, end of period		83,971,757	84,555,210

The following table summarizes the share capital issued and fully paid:

	Three months	Three months
	ended	ended
	March 31, 2025	March 31, 2024
Balance, beginning of period	1,135,500	1,107,290
Repurchase and cancellation of own shares	(5,593)	-
Cash consideration of stock options exercised	2,430	2,701
Ascribed value credited to share capital on stock options exercised, net of tax	458	712
Issuance of shares on settlement of RSUs and PSUs, net of tax	9,330	16,852
Balance, end of period	1,142,125	1,127,555

Pursuant to the normal course issuer bid (“NCIB”) which began on November 2, 2024 and ends on November 1, 2025, the Company is authorized to repurchase for cancellation up to a maximum of 7,918,102 of its common shares under certain conditions. As at March 31, 2025, and since the inception of this NCIB, the Company has repurchased and cancelled 820,000 shares.

During three months ended March 31, 2025, the Company repurchased 524,795 common shares at a weighted average price of $107.04 per share for a total purchase price of $56.2 million relating to the current and prior NCIB. During three months ended March 31, 2024, the Company repurchased no common shares. The excess of the purchase price paid over the carrying value of the shares repurchased in the amount of $50.6 million (2024– nil) was charged to retained earnings as share repurchase premium.

16.
Earnings per share

Basic earnings per share

The basic earnings per share and the weighted average number of common shares outstanding have been calculated as follows:

(in thousands of dollars and number of shares)	Three months	Three months
	ended	ended
	March 31, 2025	March 31, 2024
Net income	56,032	92,847
Issued common shares, beginning of period	84,408,437	84,441,733
Effect of stock options exercised	28,235	33,444
Effect of repurchase of own shares	(256,957)	-
Weighted average number of common shares	84,179,715	84,475,177

Earnings per share – basic (in dollars)	0.67	1.10

│16

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2025 AND 2024 - (UNAUDITED)

Diluted earnings per share

The diluted earnings per share and the weighted average number of common shares outstanding after adjustment for the effects of all dilutive common shares have been calculated as follows:

(in thousands of dollars and number of shares)	Three months	Three months
	ended	ended
	March 31, 2025	March 31, 2024
Net income	56,032	92,847
Weighted average number of common shares	84,179,715	84,475,177
Dilutive effect:
Stock options, restricted share units
and performance share units	344,303	872,866
Weighted average number of diluted common shares	84,524,018	85,348,043

Earnings per share - diluted (in dollars)	0.66	1.09

As at March 31, 2025, 122,238 stock options were excluded from the calculation of diluted earnings per share (March 31, 2024 – nil) as they were deemed to be anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of stock options was based on quoted market prices for the period during which the options were outstanding.

17.
Share-based payment arrangements

Stock option plan (equity-settled)

The Company offers a stock option plan for the benefit of certain of its employees. The maximum number of shares that can be issued upon the exercise of options granted under the current 2012 stock option plan is 5,979,201. Each stock option entitles its holder to receive one common share upon exercise. The exercise price payable for each option is determined by the Board of Directors at the date of grant, and may not be less than the volume weighted average trading price of the Company’s shares for the last five trading days immediately preceding the grant date. The options vest in equal installments over three years and the expense is recognized following the accelerated method as each installment is fair valued separately and recorded over the respective vesting periods. The table below summarizes the changes in the outstanding stock options:

(in thousands of options	Three months		Three months
and in dollars)		ended		ended
	March 31, 2025		March 31, 2024
		Weighted		Weighted
	Number	average	Number	average
	of	exercise	of	exercise
	options	price	options	price
Balance, beginning of period	278	31.44	790	29.17
Exercised	(88)	30.19	(114)	25.18
Balance, end of period	190	32.03	676	29.83
Options exercisable, end of period	190	32.03	676	29.83

The following table summarizes information about stock options outstanding and exercisable at March 31, 2025:

(in thousands of options and in dollars)	Options outstanding and exercisable
		Weighted
		average
	Number	remaining
	of	contractual life
Exercise prices	options	(in years)
30.71	164	0.9
40.41	26	2.3
	190	1.1

Of the options outstanding at March 31, 2025, a total of 172,771 (2024 – 252,736) are held by key management personnel.

│17

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2025 AND 2024 - (UNAUDITED)

The weighted average share price at the date of exercise for stock options exercised in three months ended March 31, 2025 was $90.85 (March 31, 2024 – $151.23).

No stock options were granted during 2025 and 2024 under the Company’s stock option plan.

Restricted share unit and performance share unit plans (equity-settled)

The Company offers an equity incentive plan for the benefit of senior employees of the Group. Each participant’s annual LTIP allocation is split in awards of performance share units (“PSUs”) and of restricted share units (‘’RSUs’’). The PSUs are subject to both performance and time cliff vesting conditions on the third anniversary of the award whereas the RSUs are only subject to a time cliff vesting condition on the third anniversary of the award. The performance conditions attached to the PSUs are equally weighted between absolute earnings before interest and income tax and relative total shareholder return (“TSR”). For purposes of the relative TSR portion, there are two equally weighted comparisons: the first portion is compared against the TSR of a group of transportation industry peers and the second portion is compared against the S&P/TSX60 index.

Restricted share units

On February 18, 2025, the Company granted a total of 61,829 RSUs under the Company’s equity incentive plan of which 38,566 were granted to key management personnel. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $129.66 per unit.

On February 8, 2024, the Company granted a total of 45,850 RSUs under the Company’s equity incentive plan of which 30,842 were granted to key management personnel. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $135.00 per unit.

The table below summarizes changes to the outstanding RSUs:

(in thousands of RSUs	Three months		Three months
and in dollars)		ended		ended
	March 31, 2025		March 31, 2024
		Weighted		Weighted
	Number	average	Number	average
	of	grant date	of	grant date
	RSUs	fair value	RSUs	fair value
Balance, beginning of period	158	115.34	192	93.62
Granted	62	129.66	46	135.00
Reinvested	-	-	1	93.54
Settled	(58)	99.84	(71)	70.71
Forfeited	(1)	121.19	(3)	112.69
Balance, end of period	161	126.40	165	114.67

The following table summarizes information about RSUs outstanding as at March 31, 2025:

(in thousands of RSUs and in dollars)	RSUs outstanding
		Remaining
	Number of	contractual life
Grant date fair value	RSUs	(in years)
157.51	1	0.8
115.51	53	0.9
157.51	1	0.9
135.00	44	1.9
129.66	62	2.9
	161	1.9

The weighted average share price at the date of settlement of the other RSUs vested in three months ended March 31, 2025 was $131.74 (March 31, 2024 – $133.74). The excess of the purchase price paid to repurchase shares on the market over the carrying value of awarded RSUs, in the amount of $5.8 million (March 31, 2024 – $9.4 million), was charged to retained earnings as share repurchase premium.

│18

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2025 AND 2024 - (UNAUDITED)

In three months ended March 31, 2025, the Group recognized, as a result of RSUs, a compensation expense of $1.5 million (March 31, 2024 - $1.6 million) with a corresponding increase to contributed surplus.

Of the RSUs outstanding at March 31, 2025, a total of 103,779 (December 31, 2024 – 103,872) are held by key management personnel.

Performance share units

On February 18, 2025, the Company granted a total of 58,143 PSUs under the Company’s equity incentive plan of which 34,880 were granted to key management personnel. The fair value of the PSUs is determined using a Monte Carlo simulation model for the TSR portion and using management’s estimates for the absolute earnings before interest and income tax portion. The estimates related to the absolute earnings before interest and income tax portion are revised during the vesting period and the cumulative amount recognized at each reporting date is based on the number of equity instruments for which service and non-market performance conditions are expected to be satisfied. The share-based compensation expense is recognized, through contributed surplus, over the vesting period. The fair value of the PSUs granted was $135.51 per unit as at grant date and $135.51 per unit as at March 31, 2025.

On February 8, 2024, the Company granted a total of 45,850 PSUs under the Company’s equity incentive plan of which 30,842 were granted to key management personnel. The fair value of the PSUs is determined using a Monte Carlo simulation model for the TSR portion and using management’s estimates for the absolute earnings before interest and income tax portion. The estimates related to the absolute earnings before interest and income tax portion are revised during the vesting period and the cumulative amount recognized at each reporting date is based on the number of equity instruments for which service and non-market performance conditions are expected to be satisfied. The share-based compensation expense is recognized, through contributed surplus, over the vesting period. The fair value of the PSUs granted was $156.17 per unit as at grant date and $151.44 per unit as at March 31, 2025.

The table below summarizes changes to the outstanding PSUs:

(in thousands of PSUs	Three months		Three months
and in dollars)		ended		ended
	March 31, 2025		March 31, 2024
		Weighted		Weighted
	Number	average	Number	average
	of	grant date	of	grant date
	PSUs	fair value	PSUs	fair value
Balance, beginning of period	155	127.72	184	106.17
Granted	58	135.51	46	156.17
Reinvested	1	128.55	1	106.72
Settled	(71)	100.52	(134)	89.69
Added due to performance conditions	14	100.43	63	89.67
Forfeited	(1)	134.12	(3)	126.44
Balance, end of period	156	140.51	157	127.88

The following table summarizes information about PSUs outstanding as at March 31, 2025:

(in thousands of PSUs and in dollars)	PSUs outstanding
		Remaining
	Number of	contractual life
Grant date fair value	PSUs	(in years)
135.15	53	0.9
156.17	45	1.9
135.51	58	2.9
	156	1.9

The weighted average share price at the date of settlement of the other PSUs vested in three months ended March 31, 2025 was $131.74 (March 31, 2024 – $133.74). The excess of the purchase price paid to repurchase shares on the market over the carrying value of awarded PSUs, in the amount of $8.7 million, was charged to retained earnings as share repurchase premium (March 31, 2024 – $19.4 million).

In three months ended March 31, 2025, the Group recognized, as a result of PSUs, a compensation expense of $1.6 million (March 31, 2024 - $1.2 million) with a corresponding increase to contributed surplus.

Of the PSUs outstanding at March 31, 2025, a total of 100,093 (December 31, 2024 – 103,872) are held by key management personnel.

│19

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2025 AND 2024 - (UNAUDITED)

18.
Materials and services expenses

The Group’s materials and services expenses are primarily costs related to independent contractors and vehicle operation expenses. Vehicle operation expenses consists primarily of fuel costs, repairs and maintenance, insurance, permits and operating supplies.

	Three months	Three months
	ended	ended
	March 31, 2025	March 31, 2024
Independent contractors	680,781	660,262
Vehicle operation expenses	308,219	278,546
	989,000	938,808

19.
Finance income and finance costs

Recognized in income or loss:

Costs (income)	Three months	Three months
	ended	ended
	March 31, 2025	March 31, 2024
Interest expense on long-term debt and amortization
of deferred financing fees	30,236	22,451
Interest expense on lease liabilities	6,527	5,055
Interest income	(228)	(5,152)
Net change in fair value and accretion expense
of contingent considerations	15	31
Net foreign exchange loss	245	1,268
Other financial expenses	3,514	3,676
Net finance costs	40,309	27,329
Presented as:
Finance income	(228)	(5,152)
Finance costs	40,537	32,481

20.
Income tax expense

Income tax recognized in income or loss:

	Three months	Three months
	ended	ended
	March 31, 2025	March 31, 2024
Current tax expense
Current period	27,739	34,759
Adjustment for prior periods	607	-
	28,346	34,759
Deferred tax expense (recovery)
Origination and reversal of temporary differences	(9,017)	(4,091)
Variation in tax rate	(715)	(4)
Adjustment for prior periods	(312)	716
	(10,044)	(3,379)
Income tax expense	18,302	31,380

│20

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2025 AND 2024 - (UNAUDITED)

Reconciliation of effective tax rate :

	Three months		Three months
	ended		ended
	March 31, 2025		March 31, 2024
Income before income tax		74,334		124,227
Income tax using the Company’s
statutory tax rate	26.5%	19,699	26.5%	32,920

Increase (decrease) resulting from:
Rate differential between
jurisdictions	1.1%	819	0.2%	207
Variation in tax rate	-1.0%	(715)	0.0%	(4)
Non deductible expenses	2.4%	1,769	0.8%	933
Tax deductions and tax
exempt income	-5.2%	(3,853)	-2.9%	(3,617)
Adjustment for prior periods	0.4%	295	0.6%	716
Multi-jurisdiction tax	0.4%	288	0.2%	225
	24.6%	18,302	25.3%	31,380

21.
Contingencies, letters of credit and other commitments
a)
Contingencies

There are pending operational and personnel related claims against the Group. In the opinion of management, these claims are adequately provided for in long-term provisions on the consolidated statements of financial position and settlement should not have a significant impact on the Group’s financial position or results of operations.

b)
Letters of credit

As at March 31, 2025, the Group had $129.9 million of outstanding letters of credit (December 31, 2024 - $129.8 million).

c)
Other commitments

As at March 31, 2025, the Group had $116.7 million of purchase commitments (December 31, 2024 – $35.6 million) and $28.1 million of purchase orders for leases that the Group intends to enter into and that are expected to materialize within a year (December 31, 2024 – $26.7 million).

22. Subsequent events

Between April 1, 2025 and April 23, 2025, the Company repurchased 500,000 common shares at a price ranging from $74.97 to $81.49 for a total purchase price of 38.9 million.

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